SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
Colombia Clean Power & Fuels, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
195293105
(CUSIP Number)
June 1, 2011
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	195293105	13G	Page	2	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	195293105	13G	Page	3	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	195293105	13G	Page	4	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	80007P307	13G	Page	5	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	80007P307	13G	Page	6	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	80007P307	13G	Page	7	of	18 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY REINSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,924,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

3,924,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,286

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%

12	TYPE OF REPORTING PERSON

CO

Item 1.(a)	Name of Issuer:
Colombia Clean Power & Fuels, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
181 3rd Street, Suite 150-B, San Rafael, California, 94901

Item 2.(a)	Name of Person Filing:
This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada; and

6.	Odyssey Reinsurance Company (“Odyssey Reinsurance”), a corporation incorporated under the laws of Connecticut.

Item 2(b)	Address of Principal Business Office:
The addresses of the Reporting Persons are as follows:
1.	Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.	The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.	The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3;

4.	The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.	The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; and

6.	The principal business address and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut 06902..

Item 2(c)	Citizenship:
V. Prem Watsa is a citizen of Canada.

Item 2(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share.

Item 2(e)	CUSIP Number:
195293105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ An Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☑ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Mr. Watsa, 1109519, Sixty Two and 810679 are filing this Schedule 13G under Rule 13d-1(b) pursuant to a no-action letter dated June 8, 1994 from the Commission to Fairfax.

Item 4.	Ownership.
Based on the most recent information available, the aggregate number and percentage of the shares of common stock (the “Shares”) of Colombia Clean Power & Fuels, Inc. that are beneficially owned by each of the Reporting Persons is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shares reported as beneficially owned include 3,000,000 Shares issuable upon conversion of convertible preferred stock and 210,000 Shares issuable upon exercise of warrants of Colombia Clean Power & Fuels, Inc.
Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, or Odyssey Reinsurance that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See attached Exhibit No. 1.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	Fairfax Financial Holdings Limited
	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011	Odyssey Reinsurance Company
	By:	/s/ Peter H. Lovell
		Name:	Peter H. Lovell
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description
1	Members of filing group.

2	Joint Filing Agreement dated as of June 13, 2011 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited and Odyssey Reinsurance Company.